December 22, 2005

Mr. Donald A. Walker, Jr.

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                     Citigroup Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 28, 2005
File No. 001-09924

Dear Mr. Walker:

This letter sets forth the responses of Citigroup Inc. (“Citigroup,” the “Company,” or “we”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated December 14, 2005. Citigroup’s responses set forth below in italics correspond to the comments as numbered in the staff’s letter.

Comment 1. You disclose that you defer trade date gains or losses on derivative transactions where the fair value is not determined based upon observable market transactions and market data, and that you recognize the deferral in income when the market data becomes observable or over the life of the transaction.  Please tell us:

•                  separately, what your conditions are for recognizing gains and losses,

•                  how you determine whether to recognize all gains or all losses when you obtain observable market data, and

•                  what method(s) you use to recognize the deferral over the life of a transaction.

Response: Citigroup recognizes trade date gains in compliance with footnote 3 of EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” That is, trade date gains are recognized only when there is observable market evidence – either of other current market transactions or based on valuation techniques containing observable market data. We determine whether the “observable market-based data” standard has been met using a “preponderance of evidence” standard. In the very uncommon situation where our model outputs suggest that we have a trade date loss, that loss is immediately recorded.

In applying the preponderance of evidence standard we consider whether the relevant data is readily and regularly available and whether that data comes from multiple independent sources. We also consider how transparent the source of the data is and whether it comes from an active and liquid market (evidenced by actual transactions) and, when there are multiple data sources, we examine the dispersion of the data to determine whether there is a close consensus among marketplace participants. Not all of the above characteristics must be met in every instance. The basis for our conclusion is documented for significant transactions.

If we determine that a trade date gain must be deferred, we amortize the deferred gain on a straight-line basis over the contractual life of the transaction. Any unamortized balance is recognized prior to the end of the contractual life of the trade only if (a) the transaction is terminated early or (b) evidence sufficient to meet the “observable market data” standard is obtained.

Comment 2. Tell us separately the amounts of trading gains and losses at the inception of the transactions and recognized trading gains and losses subsequent to inception during each period presented in your financial statements.

Response: The trading gains deferred at inception and recognized during each period presented in the 2004 10-K, along with the resulting deferred balances, were as follows (in millions):

	Beginning Deferred Balance	Deferred at Inception	Recognized due to Price Verification/ Early Termination	Recognized due to Amortization	Total Recognized	Ending Deferred Balance
2002	$0	$15	$0	$0	$0	$15
2003	$15	$86	$28	$1	$29	$72
2004	$72	$180	$60	$16	$76	$176

Comment 3. You state that you recognize physical commodity positions held at fair value.  Please tell us the authoritative literature you relied on in determining that it was appropriate to carry physical commodities at fair value.  If you applied the AICPA Audit and Accounting Guide Brokers and Dealers to these positions, tell us whether these positions are held by regulated Broker-Dealer subsidiaries. If you apply the Broker-Dealer Guide to non-regulated broker-dealer subsidiaries, tell us why you believe that these entities are included in the scope of the guide.

Response: Citigroup accounts for physical commodity positions at the lower of cost or market (LOCOM) in accordance with Accounting Research Bulletin No. 43 Chapter 4, Inventory Pricing, Statement 9.

Our accounting policy footnote contained in Citigroup’s 2004 Form 10-K failed to distinguish between physical commodities carried at LOCOM and derivative commodity instruments carried at fair value. We clarified this footnote as part of our Form 8-K filing dated September 9, 2005. Footnote 1, Summary of Significant Accounting Policies, in Exhibit 99.01 states, “physical commodities are accounted for on a lower of cost or market (LOCOM) basis and include physical quantities of commodities involving future settlement or delivery, and related gains or losses are reported as principal transactions.” We plan to present that clarification in all future financial statements filed with the Commission.

We acknowledge, as requested in your letter to us, that in addition to our comments provided herein:

(1) The adequacy and accuracy of the disclosure in the Citigroup Inc. Form 10-K for the fiscal year ended December 31, 2004 is the responsibility of the Company.

(2) Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

(3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at 212-793-7913.

Very truly yours,

CITIGROUP INC.

By:	/s/ Sallie Krawcheck

Name:	Sallie Krawcheck

Title:	Chief Financial Officer